FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of March 2003
                            21 March 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1   Press release of British Sky  Broadcasting  Group plc
               announcing Revolving Credit Facility released on 21 March 2003

EXHIBIT NO.1

                                                                 21 March 2003


                       BRITISH SKY BROADCASTING GROUP PLC

                     GBP600 million Revolving Credit Facility


British Sky Broadcasting Group plc ('BSkyB') signed a new, five year, GBP600 million Revolving Credit Facility on 20 March 2003. Syndication of the new facility was launched on 14 February to BSkyB's existing lending banks and a select group of new banks, and was successfully closed this week. The transaction was jointly arranged by Barclays Bank plc, Citigroup and Deutsche Bank AG London.



The new facility has been used to cancel BSkyB's existing GBP750 million facility, originally due to mature in June 2004. In addition, BSkyB's existing GBP300 million facility has been reduced to GBP200 million and will mature, as before, in June 2004. Total available facilities now total GBP800 million, and will reduce to GBP600 million from June 2004, in line with the anticipated reduced capital requirements of the Group, which has been cashflow positive since January 2002.


The syndication was substantially oversubscribed. Given the significant level of support, credit commitments have been scaled back in the final allocations to participating banks.


Pricing of the transaction is linked to a leverage grid based on the ratio of net debt to earnings before interest, tax, depreciation and amortisation, with an initial margin of 112.5bps fixed until June 2004. The pricing of the existing GBP300 million facility, now downsized to GBP200 million, is unaffected by the new GBP600 million facility and remains based on a ratings grid.


The new facility will provide the Group with an extension to the maturity profile of its existing financing arrangements and continued financial flexibility.



Enquiries:        Martin Stewart, Chief Financial Officer
                  Tel: 020 7705 3000


                  Neil Chugani, Director of Corporate Finance & Treasury
                  Tel: 020 7705 3837


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 21 March 2003                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary